

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2023

Jason Carss
General Counsel and Secretary
KKR Infrastructure Conglomerate LLC
30 Hudson Yards
New York, NY 10001

> **Re: KKR Infrastructure Conglomerate LLC**
> **Amendment No. 3 to Registration Statement on Form 10-12G**
> **Filed February 3, 2023**
> **Response Letters dated December 30, 2022 and February 3, 2023**
> **File No. 000-56484**

Dear Jason Carss:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment to Form 10-12G filed February 3, 2023

Share Repurchases, page 14

1. We note your intention to conduct recurring tender offers and to apply the Early Repurchase Fee to shares tendered by certain security holders. Please provide us your analysis of your ability to comply with Rules 14e-5 and 13e-4(f)(8)(ii) while conducting the tender offers described in your disclosure.

2. Regarding your statement that the amount of "Excess Shares" the Manager may recommend the company offer to purchase will depend upon, among other things, the amount of subscriptions received by the company during the month prior to the expiration of the tender offer. Please elaborate on how subscriptions received would impact the amount of Excess Shares.

<u>We would not be able to operate our business according to our business plans if we are required to register as an investment company . . . , page 47</u>

3. We have reviewed the response to comment 1 in your letter dated December 30, 2022. We have the following additional questions, to be answered supplementally:

- The response notes that Holdings I may have Joint Ventures with two general partners. Please describe the type of entity that would hold such other general partnership interest and how the other general partner is related to the Company's general partner ownership interest. Will such other general partner ever be unaffiliated with the Company? Would the Company's GP Entity hold a majority interest? Would it ever be less than a majority? Please also discuss the nature of each of the Company's GP entity and the other general partner's involvement in management of the Holdings I Joint Venture. Would such general partner ever jointly manage and, if so, how does that affect your analysis under *Howey* and *Williamson?* Page 9 of your response states that "[w]here the Form JV Agreement contemplates two general partners, those two general partners will be in parity, ensuring that there is no circumstance in which the Company would have limited authority in comparison to the other general partner." Please explain in further detail what that means and how much authority each of the Company's GP entity and other general partner would have.

- Please provide us with more information about the Manager, including whether the Manager will render advice as to securities, its involvement vis a vis the Joint Venture, and, if so, whether the Manager can be replaced or removed, the applicable authority for that to happen, and prerequisites for that to happen.

- Which entity will hold the Capital Preservation assets?

- In the formulas listed on pages 13-14 of the response, please note and confirm that the second reference to "Cash Equivalents" should be "cash items" as used in the Investment Company Act of 1940.

- In the analysis of the Company's status as a special situation investment company, please discuss the Company's plans for disposing of infrastructure assets and how those plans differ from those of a special situation investment company. Please explain how long the Company, through its subsidiaries and Joint Ventures, will typically hold infrastructure assets.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron at (202) 551-3439 or Kristina Marrone at (202) 551-

Jason Carss
KKR Infrastructure Conglomerate LLC
February 17, 2023
Page 3

3429 if you have questions regarding comments on the financial statements and related matters. Please contact Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Brod